UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

State National Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85711T305

(CUSIP Number)

Terry Lee Ledbetter

c/o State National Companies, Inc.

1900 L. Don Dodson Drive

Bedford, Texas 76021

(817) 265-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85711T305		13D

1	Name of Reporting Persons Terry Lee Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,943,230

	8	Shared Voting Power 5,495,462

	9	Sole Dispositive Power 1,620,494

	10	Shared Dispositive Power 5,495,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,438,692

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%

14	Type of Reporting Person IN

CUSIP No. 85711T305		13D

1	Name of Reporting Persons Reta Laurie Ledbetter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,495,462

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,495,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person IN

CUSIP No. 85711T305	13D

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of State National Companies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1900 L. Don Dodson Drive, Bedford, Texas 76021.

Item 2.                                 Identity and Background

(a)              This statement is filed by Terry Lee Ledbetter (“Terry Ledbetter”) and Reta Laurie Ledbetter (“Laurie Ledbetter”, and together with Terry Ledbetter, the “Filers”).  Terry Ledbetter and Laurie Ledbetter are married.  This Schedule 13D is a joint filing of the Filers pursuant to Rule 13d-1(k)(1), and the Filers do not affirm the existence of a group.

(b)              The business address for the Filers is c/o State National Companies, Inc., 1900 L. Don Dodson Drive, Bedford, Texas 76021.

(c)               Terry Ledbetter is Chairman and Chief Executive Officer of the Issuer.  The business address for the Issuer is 1900 L. Don Dodson Drive, Bedford, Texas 76021.  Laurie Ledbetter is a private investor.

(d)              None of the Filers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               None of the Filers has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                The Filers are citizens of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

Private funds were used to acquire the shares of Common Stock described herein (other than the Stock Awards described below).  The shares of Common Stock described herein consist of the following: (i) 5,160,732 shares of Common Stock held by The Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust (the “Trust”), of which Terry Ledbetter and Laurie Ledbetter were named co-trustees in July 2014, and as a result, acquired shared voting and dispositive power over the shares of Common Stock held by the Trust; (ii) 334,730 shares of Common Stock held by The Terry and Laurie Ledbetter Foundation (the “Foundation”), the voting and dispositive power over which shares is vested in an investment committee consisting of Terry Ledbetter and Laurie Ledbetter, who share voting and dispositive power over such shares; and (iii) the following shares of Common Stock beneficially owned by Terry Ledbetter as a result of awards made to him under the Issuer’s 2014 Long-Term Incentive Plan: (A) 100 shares as a result of a stock grant made in July 2014; (B) 133,333 shares of Common Stock and 66,667 shares of restricted Common Stock granted pursuant to the 2015 Restricted Stock Award (as described in Item 6 below); (C) 1,473,333 shares that he has the right to acquire, either currently or within 60 days of the date hereof, under the Option (as described in Item 6 below) granted in June 2014; (D) 13,728 shares of Common Stock and 109,830 shares of restricted Common Stock granted pursuant to the 2016 Restricted Stock Awards (as described in Item 6 below); and (E) 146,239 shares of restricted Common Stock granted pursuant to the 2017 Restricted Stock Awards (as described in Item 6 below) granted on March 24, 2017 (the grants referred to in (A) — (E) are referred to as the “Stock Awards”).

The shares of Common Stock held by the Trust and the Foundation were originally acquired by Terry Ledbetter in 2002, and reflect capital contributions by him of approximately $2.3 million.  Terry Ledbetter subsequently contributed such shares of Common Stock to the Trust.  No borrowed funds were used to acquire any of the shares of Common Stock described herein.

CUSIP No. 85711T305	13D

Item 4.                                 Purpose of Transaction.

The purpose of this filing is to report the acquisition of beneficial ownership by Terry Ledbetter of the following:  (a) 146,239 shares of Common Stock as a result of awards made to him under the Issuer’s 2014 Long-Term Incentive Plan granted on March 24, 2017, and (b) 491,111 shares that he has the right to acquire within 60 days under the Option (as described in Item 6 below).

As noted above, Terry Ledbetter is the Chairman and Chief Executive Officer of the Issuer.  As such, he participates in the planning and decisions of the board of directors and management of the Issuer.  The Filers may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer.  Depending upon market conditions and other factors that the Filers deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire.  Except as described above, the Filers do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.  The Filers reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer.

(a)              As of the date hereof, Terry Ledbetter beneficially owns 7,438,692 shares of Common Stock (1,473,333 of which he has the right to acquire, either currently or within 60 days of the date hereof, under the Option), which represents 17.0% of the Issuer’s 42,173,561 outstanding shares of Common Stock as of the date hereof (taking into account the 1,473,333 shares for which there is a right to acquire).

As of the date hereof, Laurie Ledbetter beneficially owns 5,495,462 shares of Common Stock, which represents 13.0% of the Issuer’s 42,173,561 outstanding shares of Common Stock as of the date hereof.

(b)              Terry Ledbetter beneficially owns 7,438,692 shares of Common Stock, consisting of:  (A) 5,495,462 shares of Common Stock beneficially owned by each of Terry Ledbetter and Reta Laurie Ledbetter, consisting of the following: (i) 5,160,732 shares of Common Stock held by the Trust over which Terry Ledbetter shares voting and dispositive power with Laurie Ledbetter; and (ii) 334,730 shares of Common Stock held by the Foundation over which Terry Ledbetter shares voting and dispositive power with Laurie Ledbetter; (B) 147,161 shares of Common Stock held individually over which Terry Ledbetter has sole voting and dispositive power; (C) 322,736 shares of restricted Common Stock over which he has sole voting power; and (D) 1,473,333 shares of Common Stock that he has the right to acquire, either currently or within 60 days of the date hereof, under the Option, over which, upon acquisition, he would have sole voting and dispositive power.

Laurie Ledbetter beneficially owns 5,495,462 shares of Common Stock, consisting of the following: (i) 5,160,732 shares of Common Stock held by the Trust over which Laurie Ledbetter shares voting and dispositive power with Terry Ledbetter; and (ii) 334,730 shares of Common Stock held by the Foundation over which Laurie Ledbetter shares voting and dispositive power with Terry Ledbetter.

(c)               On March 24, 2017, the Issuer awarded 146,239 shares of performance-based restricted stock to Terry Ledbetter.  In addition, options to acquire 491,111 shares of Common Stock will become exercisable by Terry Ledbetter on June 25, 2017 pursuant to the Option (as described in Item 6 below).

(d)              Not applicable.

CUSIP No. 85711T305	13D

(e)               Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Issuer Bylaws — Ledbetter Family Nominee Provision

Section 2.16 of the Issuer’s Bylaws provides in relevant part that at each election of directors of the Issuer, provided that the Ledbetter group (consisting of Lonnie Ledbetter, Terry Ledbetter and their respective family members and entities controlled by them) owns among them at least the Applicable Percentage (defined as the percentage determined by dividing one (1) by the number of directors that will constitute the Board immediately following the subject election) of the outstanding voting capital stock of the Issuer, Terry Ledbetter, or his designee or estate, shall be entitled to nominate one person as a candidate for election to the Board.

Awards Under the Issuer’s 2014 Long-Term Incentive Plan

On June 25, 2014, the Issuer granted a non-qualified stock option to Terry Ledbetter to purchase 1,473,333 shares of Common Stock (the “Option”).  The Option has an exercise price equal to $10.00 and is subject to pro rata vesting over a three-year period, with full and immediate vesting upon termination of service on account of death or disability.  Upon Terry Ledbetter’s termination of service on account of resignation, his vested Option will remain exercisable for two years or, if earlier, the expiration of the Option.  Upon Terry Ledbetter’s termination of service on account of death or disability, his vested Option will remain exercisable for four years following such death or disability or, if earlier, the expiration of the Option.  Upon Terry Ledbetter’s termination of service for any other reason, his vested Option will remain exercisable for four years or, if earlier, the expiration of the Option.

On March 30, 2015, the Issuer awarded 200,000 shares of performance-based restricted stock (the “2015 Restricted Stock Award”) to Terry Ledbetter.  Pursuant to the 2015 Restricted Stock Award, 200,000 shares is the maximum number of shares that can vest.  The number of shares that will actually vest depends on growth in the Issuer’s earnings per share (weighted at 75%) and revenue (weighted at 25%) relative to threshold, target and maximum performance targets or peer group comparative targets.  The performance periods include the 12-month period consisting of calendar year 2015, the 24-month period consisting of calendar years 2015-2016, and the 36-month period consisting of calendar years 2015-2017.  In the event of Terry Ledbetter’s death or disability, 50% of the unvested shares shall vest and the remainder of the unvested shares shall be forfeited.  If he is terminated for cause or resigns without good reason, all unvested shares shall be forfeited.  In the event his employment is terminated for reasons other than death, disability, cause or resignation without good reason, all unvested shares shall be forfeited; provided, however, that no forfeiture shall occur with respect to shares associated with a performance period completed prior to the termination unless the termination is on account of cause or resignation without good reason.  In the event of a change of control, if the Issuer’s successor continues or assumes the award, such award shall continue to vest in accordance with its terms.  If the Issuer’s successor does not continue or assume the award, then 50% of the unvested shares shall vest as of the change of control, and the remainder of the unvested shares shall be forfeited.  Dividends will not be paid on the restricted shares until the shares have vested.  At such time as the shares vest, Terry Ledbetter will be entitled to a payment based on the dividends declared during the restricted period and the number of shares earned.  This grant is described in further detail in Item 5.02 of the Issuer’s 8-K filed on April 1, 2015.

On March 25, 2016, the Issuer awarded 82,372 shares that are subject to performance-based vesting (the “Performance-Based RSAs”), and 41,186 shares that are subject to vesting based on performance and continued service (the “Performance and Time-Based RSAs,” and together with the Performance-Based RSAs, the “2016 Restricted Stock Awards”).  The performance periods include the 24-month period consisting of calendar years 2016-2017 and the 36-month period consisting of calendar years 2016-2018.  In the event of Terry Ledbetter’s death or disability, 50% of the unvested shares shall vest and the remainder of the unvested shares shall be forfeited. If Terry Ledbetter is terminated for cause or resigns without good reason, all unvested shares shall be forfeited. In the event Terry Ledbetter’s employment is terminated for reasons other than death, disability, cause or resignation without good reason, all unvested shares shall be forfeited; provided, however, that no forfeiture shall occur with respect to the Performance-Based RSA shares associated with a performance period completed prior to the termination unless the termination is by the Issuer for cause or by Terry Ledbetter without good reason. In the event of a change of control, if the Issuer’s successor continues or assumes an award, such award shall continue to vest in accordance with its terms. If an award is continued or assumed and Terry Ledbetter is terminated without cause or voluntarily terminates with good reason within 12 months thereafter, or if the successor does not continue or assume an award, then (a) the unvested Performance-Based RSAs shall be converted into a cash award with a value based on the attainment of the “target” performance goals, and (b) 100% of the unvested Performance and Time-Based RSAs will vest as of the date of termination of employment or the date of the change of control, as the case may be.

On March 24, 2017, the Issuer awarded 97,493 shares that are subject to performance-based vesting (the “Performance-Based RSAs”), and 48,746 shares that are subject to vesting based on performance and continued service (the “Performance and Time-Based RSAs,” and together with the Performance-Based RSAs, the “2017 Restricted Stock Awards”).  The performance period is the 36-month period consisting of calendar years 2017-2019.  Following the conclusion of the performance period, up to 50% of the shares awarded are eligible to vest based on the performance level achieved.  In the event of Terry Ledbetter’s death or disability, 50% of the unvested shares shall vest and the remainder of the unvested shares shall be forfeited. If Terry Ledbetter is terminated for cause or resigns without good reason, all unvested shares shall be forfeited. In the event Terry Ledbetter’s employment is terminated for reasons other than death, disability, cause or resignation without good reason, all unvested shares shall be forfeited; provided, however, that no forfeiture shall occur with respect to the Performance-Based RSA shares associated with a performance period completed prior to the termination unless the termination is by the Issuer for cause or by Terry Ledbetter without good reason. In the event of a change of control, if the Issuer’s successor continues or assumes an award, such award shall continue to vest in accordance with its terms. If an award is continued or assumed and Terry Ledbetter is terminated without cause or voluntarily terminates with good reason within 12 months thereafter, or if the successor does not continue or assume an award, then (a) the unvested Performance-Based RSAs shall be converted into a cash award with a value based on the attainment of the “target” performance goals, and (b) 100% of the unvested Performance and Time-Based RSAs will vest as of the date of termination of employment or the date of the change of control, as the case may be.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement, dated as of December 23, 2014, by and between Terry Ledbetter and Laurie Ledbetter (incorporated by reference to Exhibit A to the Schedule 13D of Terry Lee Ledbetter and Reta Laurie Ledbetter, as filed on December 23, 2014).

Exhibit B	Form of 2014 Long-Term Incentive Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed on July 15, 2014).

Exhibit C

Restricted Stock Award Agreement dated March 30, 2015 by and between the Issuer and Terry Ledbetter (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed on April 1, 2015).

Exhibit D	Form of Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q).

Exhibit E	Form of Performance and Time-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2017

By:	/s/ Terry Lee Ledbetter
Name:	Terry Lee Ledbetter

By:	/s/ Reta Laurie Ledbetter
Name:	Reta Laurie Ledbetter